UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Semiannual Report on Form 1- SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•	The success of our products and product candidates will require significant capital resources and years of development efforts;

•	Our limited number of deployments and the risk of limited market acceptance of our products;

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

•	Our limited operating history by which performance can be gauged;

•	Our ability to operate and collect digital information on behalf of our Clients, which is dependent on the privacy laws of jurisdictions in which our Autonomous Security Robots (“ASR”) operate, as well as the corporate policies of our Clients, which may limit our ability to fully deploy our technologies in various markets;

•	Our ability to raise capital, our rolling closes of equity infusions for our financings, and the availability of future financing;

•	Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital; and

•	Our ability to manage our research, development, expansion, growth and operating expenses.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the (1) unaudited condensed financial statements and the related notes thereto included elsewhere in Item 3 of this report, and (2) the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2020 included in our 2020 Annual Report on Form 1-K.

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Security Robots (“ASR”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ASR (“K5”) for outdoor usage, (2) the K3 ASR (“K3”) for indoor usage, and (3) the K1 ASR (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all its clients, a proprietary, browser-based interface that allows clients real-time data access. The Company works continuously to improve and upgrade the ASR and KSOC, and their precise specifications may change over time.

The Company operates on a Machine-as-a-Service (“MaaS”) business model. Depending on the ASR model and/or selected offering package, we have recognized recurring monthly revenues ranging between $3,310 and $8,150 per ASR, which includes the ASR rental as well as maintenance, service, support, data transfer, KSOC access docking stations and unlimited software, firmware and select hardware upgrades. In 2021, the Company added Knightscope + remote monitoring services as an optional service that can be bundled into its MaaS subscriptions, primarily for clients that operate without a fully staffed 24/7 Security Operation Center (“SOC”).

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate client orders for K1, K3 and K5 ASRs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill client orders is dependent on ongoing fundraising, including that from the 2020 Regulation A Offering (as defined below). Following the closing of the 2020 Regulation A+ Offering on April 21, 2021 coupled with securing a financing arrangement with Dimension Funding, LLC for up to $10 million, the Company has sufficient levels of cash on hand and available to fund operations for approximately nine to twelve months, at its current run rate.

ASRs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ASRs employ several autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (“IMU”), and wheel encoders as well as a robust navigation software stack. Each ASR can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each ASR can autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet

•	Width: 3 feet

•	Weight: 398 pounds

The K5 is designed to be used primarily outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouses, logistics facilities, college campuses, airports, train stations and multi-level parking structures. The K5’s advanced anomaly detection features include:

•	360-degree high-definition night and day video capture positioned at eye-level;

•	Live streaming and recorded high-definition video capabilities;

•	Automatic license plate recognition;

•	Parking meter feature, which assesses the top 10 vehicles and their “dwell time” in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;

•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the timestamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ASR;

•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;

•	Two-way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and

•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet

•	Width: 2 feet

•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, hospital, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities as the K5, but the parking utilization, parking meter and license plate recognition features are turned off.

The ASRs include several communications features. The units can transfer data over both 4G LTE networks and Wi-Fi as well as future 5G capabilities. Each one has an available intercom that may be used for two-way communication with a security team. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages.

The ASRs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ASRs find and dock to a docking station, recharging for approximately 20 minutes or more before resuming patrol. The ASRs remain operational during the charging period, providing 24/7 uptime to clients.

The K1 carries all the relevant features from the K3 and K5 but in a stationary format. In 2020, the Company added elevated body temperature sensing capabilities to this model. The K1 can be used indoors or outdoors and especially at ingress/egress points for both people and vehicles.

The dimensions of the K1 are as follows:

•	Height: 5.75 feet

•	Width: 2.7 feet

•	Weight: 150 pounds

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ASRs, determination of the cost of ASRs, assessing assets for impairment, and the valuation of convertible preferred stock warrants and stock options. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

Material Weaknesses

In connection with the audit of our financial statements for the year ended December 31, 2020, our independent auditor identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The material weaknesses related to certain corporate finance and accounting oversight functions within certain account areas and supporting records and the timely completion of the accounting records and review of the Company’s Annual Report on Form 1-K, which were primarily the result of the lack of sufficient and competent accounting and finance resources.  In the quarter ended December 31, 2020, the Company hired a full-time, in-house accounting team to address these weaknesses and to implement new controls and procedures to address these weaknesses in 2021. As of the date of this report, continued effort has been made to remediate the material weaknesses by implementing new workflows and internal controls to ensure the accuracy of the Company’s financial reporting.

Trend Information

Our primary goal remains meeting client demands for additional orders of our technology, attracting new client orders, and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries.

Sales trends for the six months ended June 30, 2021 showed demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the client’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

During the first half of 2021, both the lack of resources, including supply chain delays and cash, as well as the COVID-19 pandemic have had a negative impact on the Company's performance.  The Company’s cash position in 2020 significantly curtailed its ability to fund working capital requirements to meet demand as well as the associated headcount to execute on the business.  Additionally, a portion of clients hardest hit by COVID-19 restrictions have had to terminate or place on hold their service due to budget constraints, and numerous others have had to delay deployments due to accessibility to their premises during shelter-in-place orders. However, the Company has continued to sign on new clients during the pandemic and, with the influx of new capital, has begun to fund and build inventory, as well as recruit additional employees, which we believe will partially offset the negative impact on our performance.

Due to numerous geopolitical events, new safety requirements resulting from the COVID-19 pandemic, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

Results of Operations

The following tables set forth selected statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Six months ended June 30,
	2021	2020
Revenue	$1,778,095	$1,637,548
Cost of services	2,517,675	2,185,273
Total gross loss	(739,580)	(547,725)

Operating expenses:
Research and development	2,655,149	1,298,540
Sales and marketing	6,630,731	2,838,070
General and administrative	1,664,819	980,089
Total operating expenses	10,950,699	5,116,699

Loss from operations	(11,690,279)	(5,664,424)

Other income (expense):
Interest expense, net	(1,133,755)	(1,082,832)
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)
Other income, net	820,722	31,853
Total other income (expense)	(11,050,034)	(3,475,685)

Net loss before income tax	(22,740,313)	(9,140,109)
Income tax expense	-	(800)
Net loss	$(22,740,313)	$(9,140,909)

Revenue

For the six months ended June 30, 2021, revenue increased by $0.2 million to $1.8 million, or by 9%, from $1.6 million for the six months ended June 30, 2020. The increase in revenue was primarily from contracts executed during the second half of 2020 with revenue continuing into 2021 and contracts executed in 2021 with deployments in the first half of 2021, resulting in additional revenue during the first six months of 2021. As of June 30, 2020, we had 23 clients and 52 machines-in-network. As of June 30, 2021, our client base grew to 34 clients, and we had 51 machines-in-network. Despite the impact of COVID-19 on our existing client base during 2020 and the first half of 2021, causing some existing clients to place their contracts on hold until their businesses could safely reopen, the Company was able to offset some of that financial impact with the addition of new clients in 2020 and first half of 2021. As of the date of this report, the Company has a backlog of orders to deploy 24 ASRs, representing an aggregate annual subscription value of approximately $1.3 million.

Cost of Services

Cost of services for the six months ended June 30, 2021 was $2.5 million, compared to $2.2 million for the six months ended June 30, 2020, an increase of 15%. The cost of services is primarily related to the average service cost per machine and stock-based compensation.

Gross Loss

The revenue and cost of services described above resulted in a gross loss for the six months ended June 30, 2021 of approximately $0.7 million compared to $0.5 million for the six months ended June 30, 2020.

As our business scales and becomes more streamlined, management expects gross loss to decrease once a critical mass has been achieved. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we continue to refine our sales strategy for 2021, which is expected to increase and enhance our revenue streams. Our ASR materials sourcing, production, assembly and manufacturing are expected to become more efficient over time, and the costs associated with these processes reduced as we grow. However, with global supply chain constraints resulting from the COVID-19 pandemic, the Company has experienced an increase in minimum order requirements during the first six months of 2021 to secure certain parts for our products. The Company expects this to continue throughout 2021 and 2022. As operations scale, we believe we will be in a better position to negotiate volume-based pricing terms with suppliers as well as to optimize our designs for design-for-assembly and design-for-service. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. We believe that with the building of new internal tools, the Company will be able to streamline procedures and manage deployments more efficiently, alleviating the need for a dramatic increase in headcount. Additionally, new service cost reduction initiatives are underway to further reduce our ongoing operating costs. Our overall strategy is to try to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Six months ended June 30,
	2021	2020	$ Change	% Change
Research and development	$2,655,149	$1,298,540	$1,356,609	104%
Percentage of total revenue	148%	79%

Research and development expenses increased by $1.4 million, or 104%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase is primarily due to increase in headcount and third-party consulting services related to our Federal Risk and Authorization Management Program (“FedRamp”) certification efforts in 2021 compared to the prior year. The Federal Government adopted the Cloud First Policy, which requires all cloud service providers that hold federal data to be FedRamp certified. FedRamp compliance will enable federal agencies to do business with Knightscope.

Sales and Marketing

	Six months ended June 30,
	2021	2020	$ Change	% Change
Sales and marketing	$6,630,731	$2,838,070	$3,792,661	134%
Percentage of total revenue	369%	173%

Sales and marketing expenses increased by $3.8 million, or 134%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase was primarily due to a significant increase in advertising and investor relations expenses relating to the 2020 Regulation A+ Offering that closed on April 21, 2021, virtual tradeshow space, and an increase in headcount in 2021 compared to the prior year.

General and Administrative

	Six months ended June 30,
	2021	2020	$ Change	% Change
General and administrative	$1,664,819	$980,089	$684,730	70%
Percentage of total revenue	93%	60%

General and administrative expenses increased by $0.7 million, or 70%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase was primarily driven by higher professional services, consulting fees and an increase in headcount in 2021 compared to the prior year.

Other Income/(Expense), Net

	Six months ended June 30
	2021	2020	$ Change	% Change
Interest expense, net	$(1,133,755)	$(1,082,832)	$(50,923)	(5)%
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)	(8,312,295)	(343)%
Other income, net	820,722	31,853	788,869	2,477%
Total other income (expense)	$(11,050,034)	$(3,475,685)	$(7,574,349)	218%

Total other income (expense) increased by $7.6 million, or 218%, for the six months ended June 30, 2021 as compared to the respective period of the prior year. The increase is primarily due to no revaluation of warrants in 2021 offset by the PPP loan forgiveness received from the Small Business Administration that was recorded as other income, net.

Liquidity and Capital Resources

As of June 30, 2021, and December 31, 2020, we had $12.0 million and $7.1 million, respectively, of cash and cash equivalents. As of June 30, 2021, the Company also had an accumulated deficit of approximately $92.3 million, negative working capital of $6.6 million and stockholders’ deficit of $88.8 million. These factors raise substantial doubt regarding our ability to continue as a going concern. We have financed our operations through a combination of debt financing and rolling close equity investments, including the Regulation A and Regulation D Offerings (defined below) and private placements of our Series m-3 and Series m-2 Preferred Stock. The Company has also continued to pursue private placements of Series S Preferred Stock. As of June 30, 2021, there has been no private placement of Series S Preferred Stock. On April 20, 2021, the Company entered into a Referral Agreement with Dimension Funding, LC (“Dimension”), whereby the Company can generate up to $10 million of immediate cash flow by referring its clients to Dimension for financing of their annual fees over the MaaS subscription term. This agreement enables the Company to quickly offset the up-front costs associated with building and deploying ASR’s by accelerating collection of its accounts receivable. In addition, On April 21, 2021, the Company’s 2020 Regulation A Offering terminated, generating approximately $18.8 million, net of issuance costs, in proceeds as of the date of this report. In connection with the 2020 Regulation A Offering, the Company conducted its final closing on August 20, 2021. As of September 24, 2021, the Company’s cash balance was approximately $10 million. The Company has projected operating losses and negative cash flows of approximately $1.5 million per month for the next several months. Without additional equity fundraising, typically and historically conducted on a rolling close basis, or debt financing, the Company will not be solvent after the second quarter of 2022. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Six months ended June 30,
	2021	2020
Net cash used in operating activities	$(10,516,351)	$(5,378,927)
Net cash used in investing activities	(934,282)	(312,122)
Net cash provided by financing activities	16,387,122	6,998,748
Net increase in cash and cash equivalents	$4,936,489	$1,307,699

Net Cash Used in Operating Activities

Net cash used in operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of Clients to whom we lease our ASRs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $10.5 million for the six months ended June 30, 2021. Net cash used in operating activities resulted from a net loss of $22.7 million, partially offset by changes in working capital and non-cash charges.

Net cash used in operating activities for the six months ended June 30, 2021 increased by $5.2 million as compared to the respective period of the prior year. The increase was primarily a result of an increase in the net loss of $13.6 million due to operating activities and the PPP Loan and interest forgiveness of $0.8 million, partially offset by an increase in the change in the fair value of warrant liabilities of $8.3 million, an increase in amortization of debt discount of $0.4 million and a change in working capital of $0.5 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures and investment in ASRs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the six months ended June 30, 2021 was approximately $0.9 million compared to $0.3 million in the respective period last year, or $0.6 million higher. The increase was primarily a result of higher investment in ASRs.

Net Cash Provided by Financing Activities

Our financing activities for the six months ended June 30, 2021, consisted primarily of raising proceeds through issuing stock in connection with the Company’s 2020 Regulation A Offering.

Net cash provided by financing activities was approximately $16.4 million for the six months ended June 30, 2021, an increase of $9.4 million as compared to the respective period of the prior year, primarily driven by net proceeds from the issuance of Series S Preferred Stock connected to the 2020 Regulation A Offering that terminated on April 21, 2021.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D (“Regulation D”) and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) to raise additional capital for operations (the “Regulation D Offering”). We offered to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $10.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 3 months. As of December 31, 2019, the Company raised $3.8 million through the Regulation D Offering, of which $1.0 million was received during the year ended December 31, 2019. Issuance costs related to the Regulation D Offering were $0.3 million as of December 31, 2019. The Company did not raise additional funds under the Regulation D Offering in 2020 or during the six months ended June 30, 2021.

Series S Preferred Regulation A Offerings

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the Securities and Exchange Commission (the “Commission”) on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. The 2019 Regulation A Offering terminated on July 22, 2020. The Company raised approximately $24 million from the 2019 Regulation A offering, offset by $2.3 million in issuance costs.

On June 15, 2020, the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the Commission on October 21, 2020, and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities was continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $25 million. The 2020 Regulation A Offering terminated on April 21, 2021. As of June 30, 2021, the Company had raised approximately $20.9 million from the 2020 Regulation A Offering. The 2020 Regulation A Offering terminated on April 21, 2021. As of the date of this report, the Company has issued 2,107,330 shares of Series S Preferred Stock and raised gross proceeds of approximately $21.1 million from the 2020 Regulation A Offering.

Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. On June 10, 2019, the Company issued, to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock held by such investors. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend in the form of Series m-4 Preferred Stock of 12%, and has certain other preferential rights, including voting rights, as further explained in the Company’s amended and restated certificate of incorporation. Exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock was inclusive of inducement expenses of $0.9 million (see Note 4 to the audited financial statements for details). Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. These warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for interest at a rate of 12% per annum payable upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2021, the Company had issued convertible notes in the aggregate principal amount of $5,128,570 (out of $15,000,000). Warrants for the purchase of up to 1,025,714 shares of Series S Preferred Stock were also issued and accrued for, respectively, to the same convertible note holders. The warrants have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act (the “IPO”).

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer and sole director of the Company, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock, the stock issued upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issued upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”). The votes held by Mr. Li, as a result of the Voting Proxy, cannot be determined as of the date of this report, but the outstanding securities to which the Voting Proxy applies represents approximately 2.74% of the Company’s aggregate voting power as of June 30,2021.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate was 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s amended and restated certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced in the paragraph above, which may continue to have closings simultaneously with the Regulation D Offering of Series S Preferred Stock. As of June 30, 2021, the conversion rate has been adjusted to approximately 1.025 shares of Class A Common Stock for every 1 share of Series S Preferred Stock, and remains subject to further adjustment.

In connection with the placement of the Series m-3 Preferred Stock during the year ended December 31, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock, of which 16,757 shares expired on June 1, 2020. These warrants have an exercise price of $4.00 per share. In connection with the exchange of the Company’s Series m-3 Preferred Stock into Series m-4 Preferred Stock, the term of these warrants was extended such that the warrants would expire on the earlier of December 31, 2021, or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act.

Credit Facilities

In November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act, provided that the aggregate gross proceeds to the Company are not less than $50,000,000.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company had the ability to draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bore interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019 in connection with a new $3 million debt received from Farnam.

In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and which expires on the earlier of ten years from the date of the warrant or a change in control of the Company.

In order to obtain capital to finance our operations, in February 2019 the Company entered into a financing arrangement with Farnam for $3,000,000 (the “Farnam Financing Arrangement”). Under the Farnam Financing Arrangement, we collateralized fifty (50) ASRs and had an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to repurchase these ASRs for $1,350,000 plus tax or, at the end of the two-year period (March 2021) we could elect to extend the repayment period for one additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods was 35% and 31%, respectively. On April 24, 2020, we amended the Farnam Financing Arrangement with Farnam by deferring the March and April 2020 payments due to Farnam to the end of the Farnam Financing Arrangement and by extending the term of the agreement by two months and forgoing security deposit of $242,120 paid to Farnam. The Farnam Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope is being made through Fresno First Bank. The interest rate on the PPP Loan was 1.00% and the term is two years. In accordance with the updated SBA guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company was required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contained customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default could result in the repayment of, the PPP Loan and collection of all other amounts that might be owing from Knightscope or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients could apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness is determined, subject to limitations, based primarily on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The time period during which the Company could spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from 6 months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applied for forgiveness. The SBA would also cover interest on the forgiven portion of the loan during this period. There was no change to the maturity date of the PPP Loan and the PPP Loan was required to be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. The PPP Loan of $822,851 and the accrued interest of $8,960 were forgiven by the SBA on May 20, 2021.

Item 2. Other Information

None.

Item 3. Financial Statements

KNIGHTSCOPE, INC.

CONDENSED BALANCE SHEETS

	June 30, 2021	December 31, 2020
ASSETS	(Unaudited)	(1)
Current assets:
Cash and cash equivalents	$11,993,086	$7,056,597
Restricted cash	100,000	100,000
Accounts receivable, net	760,759	874,354
Prepaid expenses and other current assets	710,619	756,617
Total current assets	13,564,464	8,787,568

Non-current assets:
Autonomous Security Robots, net	2,465,763	2,290,430
Property, equipment and software, net	16,853	21,903
Operating lease right-of-use-assets	1,358,991	1,624,191
Other assets	77,650	219,642
Total non-current assets	3,919,257	4,156,166

Total assets	$17,483,721	$12,943,734

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$493,953	$231,526
Accrued expenses	446,673	864,445
Deferred revenue	318,042	521,585
Debt obligations	4,893,935	-
Operating lease liabilities	602,997	560,342
Preferred stock warrant liability	12,964,904	-
Other current liabilities	471,089	460,388
Total current liabilities	20,191,593	2,638,286

Non-current liabilities:
Debt obligations	-	4,578,869
Preferred stock warrant liability	3,375,282	5,617,280
Operating lease liabilities	821,164	1,133,009
Total non-current liabilities	4,196,446	11,329,158
Total liabilities	24,388,039	13,967,444

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 43,405,324 shares authorized as of June 30, 2021 and December 31, 2020; 27,606,283 and 25,770,360 shares issued and outstanding as of June 30 2021 and December 31, 2020, respectively; aggregate liquidation preference of $93,100,857 as of June 30, 2021	81,907,724	65,161,574

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 shares authorized as of June 30 2021 and December 31, 2020; 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized as of June 30, 2021 and December 31, 2020; 10,189,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	10,189	10,189
Additional paid-in capital	3,523,338	3,050,755
Accumulated deficit	(92,345,569)	(69,246,228)
Total stockholders' deficit	(88,812,042)	(66,185,284)
Total liabilities, preferred stock and stockholders’ deficit	$17,483,721	$12,943,734

(1)	The condensed balance sheet as of December 31,2020 was derived from the audited balance sheet as of that date.

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six months ended June 30,
	2021	2020
Revenue	$1,778,095	$1,637,548
Cost of services	2,517,675	2,185,273
Total gross loss	(739,580)	(547,725)

Operating expenses:
Research and development	2,655,149	1,298,540
Sales and marketing	6,630,731	2,838,070
General and administrative	1,664,819	980,089
Total operating expenses	10,950,699	5,116,699

Loss from operations	(11,690,279)	(5,664,424)

Other income (expense):
Interest expense, net	(1,133,755)	(1,082,832)
Change in fair value of warrant liabilities	(10,737,001)	(2,424,706)
Other income, net	820,722	31,853
Total other income (expense)	(11,050,034)	(3,475,685)

Net loss before income tax expense	(22,740,313)	(9,140,109)
Income tax expense	-	(800)
Net loss	(22,740,313)	(9,140,909)
Preferred stock dividends	(359,028)	(319,690)
Net loss attributable to common stockholders	$(23,099,341)	$(9,460,599)
Basic and diluted net loss per common share	$(2.27)	$(0.93)
Weighted average shares used to compute basic and diluted net loss per share	10,189,000	10,189,000

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2021	2020
Cash Flows From Operating Activities
Net loss	$(22,740,313)	$(9,140,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	759,001	965,969
Stock compensation expense	458,488	187,627
Change in fair value of warrant liabilities	10,737,001	2,424,706
PPP loan and interest forgiveness	(831,811)	-
Amortization of debt discount	832,732	400,187
(Gain) loss from damage of Autonomous Security Robots	4,998	(926)
Changes in operating assets and liabilities:
Accounts receivable	113,595	(55,874)
Prepaid expenses and other current assets	45,998	(390,022)
Other assets	141,992	-
Accounts payable	262,427	(329,238)
Accrued expenses	(103,627)	313,163
Deferred revenue	(203,543)	358,173
Other current and noncurrent liabilities	6,711	(111,783)
Net cash used in operating activities	(10,516,351)	(5,378,927)

Cash Flows From Investing Activities
Purchases and related costs incurred for Autonomous Security Robots	(922,794)	(312,122)
Purchase of property and equipment	(11,488)	-
Net cash used in investing activities	(934,282)	(312,122)

Cash Flows From Financing Activities
Proceeds from Stock options exercise	-	2,500
Proceeds from issuance of Series S Preferred Stock offering, net of issuance costs	16,387,122	5,707,719
Proceeds for the issuance of convertible notes, net of issuance costs	-	778,446
Principal repayments on loan payable	-	(587,838)
Proceeds from issuance of loans payable, net of origination costs	-	1,097,921
Net cash provided by financing activities	16,387,122	6,998,748
Net change in cash and cash equivalents	4,936,489	1,307,699
Cash, cash equivalents and restricted cash at beginning of the period	7,156,597	708,674
Cash, cash equivalents and restricted cash at end of the period	$12,093,086	$2,016,373
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$-	$293,248
Cash paid for income taxes	$-	$800

Supplemental Disclosure of Non-Cash Financing Activities
Forfeiture of security deposit for debt	$-	$242,120
Issuance of warrants for Preferred Stock	$-	$454,374
Series m-4 accrued dividend	$359,028	$319,690
PPP loan and interest forgiveness	$831,811	$-

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Series m Preferred stock		Series m-2 Preferred stock		Series m-3 Preferred stock		Series m-4 Preferred stock		Series S Preferred stock		Series A Preferred stock		Series B Preferred stock		Class A common stock		Class B common stock
																			Additional Paid-in-	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Deficit
Balance at December 31, 2019	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,167,402	781,870	$5,604,450	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,528,653	$(49,247,199)	$(46,708,367)

Stock based compensation																			$187,627		$187,627

Stock options exercised																	10,000	$10	$2,490		$2,500

Issuance of Series S Preferred stock, net of issuance costs									793,716	$5,707,719											$-

Series m-4 accrued dividend								$319,690												$(319,690)	$(319,690)

Net loss																				$(9,140,909)	$(9,140,909)
Balance at June 30, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,487,092	1,575,586	$11,312,169	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$2,718,770	$(58,707,798)	$(55,978,839)

	Series m Preferred stock		Series m-2 Preferred stock		Series m-3 Preferred stock		Series m-4 Preferred stock		Series S Preferred stock		Series A Preferred stock		Series B Preferred stock		Class A common stock		Class B common stock
																			Additional Paid-in-	Accumulative	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Deficit
Balance at December 31, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,825,889	3,731,248	$27,134,832	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,050,755	$(69,246,228)	$(66,185,284)

Stock based compensation																			$458,488		$458,488

Warrants expired																			$14,095		$14,095

Stock options exercised

Issuance of Series S Preferred stock, net of issuance costs									1,835,923	$16,387,122											$-

Series m-4 accrued dividend								$359,028												$(359,028)	$(359,028)

Net loss																				$(22,740,313)	$(22,740,313)
Balance at June 30, 2021	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$6,184,917	5,567,171	$43,521,954	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,523,338	$(92,345,569)	$(88,812,042)

See accompanying Notes to Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of Business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of its proprietary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and a human-machine interface. Two of the Company’s ASRs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These unaudited financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Balance Sheet as of December 31, 2020 is derived from audited financial statements as of that date but does not include all of the information and footnotes required by U.S.GAAP for complete financial statements. The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the period presented. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to the expected for the year ending December 31, 2021 or for other semiannual periods or for future years. These condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2020 included in the Company’s Annual Report on Form 1-K filed with the SEC. The Company’s significant accounting policies are described in Note 1 to those audited financial statements.

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ASRs (hardware and software).

Cash and cash equivalents on hand were $12.0 million as of June 30, 2021, compared to $7.1 million as of December 31, 2020. The Company has historically incurred losses and negative cashflows from operations. As of June 30, 2021, the Company also had an accumulated deficit of approximately $92.3 million, negative working capital of $6.6 million and stockholders’ deficit of $88.8 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. On April 20, 2021, the Company secured up to $10 million in financing of Client Machine-as-a-Service (“MaaS”) subscriptions. The Company’s Regulation A Offering terminated on April 21, 2021, generating additional cash proceeds, net of issuance costs, of $16.4 million year-to-date. In addition, the Company had an additional share issuance of 18,406 shares, representing gross proceeds of $0.2 million, of the Regulation A Offering. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after the second quarter of 2022. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock. The holders of the Company’s convertible preferred stock, other than m-4 preferred stock, are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders (net adjusted for preferred stock dividends declared or accumulated) by the weighted average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

	June 30, 2021	June 30, 2020
Series A Preferred Stock (convertible to Class B common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to Class B common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to Class A common stock)	5,339,215	5,339,215
Series m-2 Preferred Stock (convertible to Class B common stock)	1,660,756	1,660,756
Series m-3 Preferred Stock (convertible to Class A common stock)	16,757	16,757
Series m-4 Preferred Stock (convertible to Class A common stock)	1,432,786	1,432,786
Series S Preferred Stock (convertible to Class A common stock)	5,567,171	1,575,586
Warrants to purchase common stock (convertible to Class B common stock)	121,913	121,913
Warrants to purchase Series B Class B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Class A Preferred Stock	266,961	266,961
Warrants to purchase of Series m-3 Class A Preferred Stock	1,432,786	1,432,786
Warrants to purchase of Series S Class A Preferred Stock	2,525,714	2,387,590
Convertible Notes	1,465,306	986,211
Stock options	9,019,814	9,019,814
Total potentially dilutive shares	42,492,695	37,883,891

As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and June 30, 2020, diluted net loss per share is the same as basic net loss per share for each period.

Comprehensive Loss

Net loss was equal to comprehensive loss for the six month periods ended June 30, 2021 and 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of our ASRs and property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Accounting Pronouncements Adopted in 2021

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The guidance removes exceptions to the general principles in Income Taxes (Topic 740) for allocating tax expense between financial statement components, accounting basis differences stemming from an ownership change in foreign investments, and interim period income tax accounting for year-to-date losses that exceed projected losses. The guidance also requires franchise tax (or similar tax) to be recognized as non-income tax unless partially based on net income. The new standard becomes effective for annual reporting periods beginning after December 15, 2020 for public entities and December 31, 2021 for all other entities, and interim periods within those fiscal years with early adoption permitted. On January 1, 2021, the Company early adopted ASU 2019-12. The adoption of ASU 2019-12 did not have a material impact on the Company's Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Effective

In June 2016, the FASB released ASU No. 2016-13, Financial Instruments – Credit Losses. The amendment revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities and accounts receivable. ASU 2016-03 is effective for fiscal years for public business entities beginning after December 15, 2022. The Company is currently in the process of evaluating the impact of adoption on its financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The update is to simplify the accounting for convertible instruments by removing certain separation models in Subtopic 470-20. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

Autonomous Security Robots, net

ASRs consist of materials, ASRs in progress and finished ASRs. ASRs in progress and finished ASRs include materials, labor and other direct and indirect costs used in their production. Finished ASRs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ASRs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4.5 years. Depreciation expense of finished ASRs included in research and development expense amounted to $40,962 and $0, depreciation expense of finished ASRs included in sales and marketing expense amounted to $35,259 and $39,724, and depreciation expense included in cost of services amounted to $671,240 and $ 619,569 for the six months ended June 30, 2021 and 2020, respectively.

ASRs, net, consisted of the following:

	June 30,	December 31,
	2021	2020
Raw materials	$571,549	$596,841
ASRs in progress	609,280	132,594
Finished ASRs	6,688,264	6,216,863
	7,869,093	6,946,298
Accumulated depreciation on Finished ASRs	(5,403,330)	(4,655,868)

ASRs, net	$2,465,763	$2,290,430

The components of the Finished ASRs, net at June 30, 2021 are as follows:

ASRs on lease or available for lease	$5,228,283
Demonstration ASRs	613,923
Research and development ASRs	567,109
Charge boxes	278,949
6,688,264
Less: accumulated depreciation	(5,403,330)
Finished ASRs, net	$1,284,934

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an initial public offering (“IPO”). Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Standards Update 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be recognized over the requisite service period of the awards, which is generally the option vesting period. Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option. For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. The Company recognizes forfeitures as they occur when calculating stock-based compensation for its equity awards.

NOTE 2: Revenue and Deferred Revenue

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ASRs’ deployments, special decals and training if any, recognized when control of these services is transferred to the Clients, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a Client;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

NOTE 2: Revenue and Deferred Revenue (Continued)

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ASR subscription revenue

ASR subscription revenue is generated from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Deferred revenue

In connection with the Company’s MaaS subscription for the Company’s ASRs, the Company’s standard billing terms are annual in advance. In these situations, the Company records the invoices as deferred revenue and amortizes the subscription amount when the services are delivered, which generally is a 12-month period. In addition, the Company refers certain transactions to Dimension, whereby Dimension advances the full value of the MaaS subscription to the Company, less a processing fee. The advanced payment is recorded in deferred revenue and amortized over the term of the subscription once the ASR is delivered to the deployment site. See “Liquidity and Capital Resources”.

The Company derives its revenue from the lease subscription of its proprietary ASRs along with access to its browser and mobile based software interface, KSOC. MaaS subscription agreements typically have a twelve (12) month term.

With the adoption of ASC 606 in January 2019, the Company estimates its revenue in the periods in which the licensee uses the licensed technology. Payments are received in the subsequent period.

The following table summarizes revenue by timing of recognition:

	June 30, 2021	June 30, 2020
Point in time	$24,812	$22,851
Transferred over time	$1,753,283	$1,614,697
	$1,778,095	$1,637,548

Deferred revenue includes billings in excess of revenue recognized.  Revenue recognized at a point in time generally does not result in significant increases in deferred revenue.  Revenue recognized over a period generally results in a majority of the increases in deferred revenue as the performance obligations are fulfilled after the billing event.  Accounts receivable and deferred revenue were as follows for the period ended June 30, 2021:

	June 30, 2021	December 31, 2020
Deferred revenue - short term	$318,222	$521,585
Revenue recognized in the 6 months ended Amounts included in deferred revenue at the end of the periods	$274,125	$100,645

Deferred revenue represents amounts invoiced to customers for contracts for which revenue has yet to be recognized based for subscription services to be delivered to our clients. Typically, the timing of invoicing is based on the terms of the contract.

Other revenue

Other non-ASR related revenue such as deployment services, decals, shipping, and training revenue is recognized when services are delivered.

NOTE 3: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 4 -- Capital Stock and Warrants.

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of June 30, 2021 and December 31, 2020 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
June 30, 2021
Assets
Cash equivalents:
Money market funds	$8,922,958	$8,922,958	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$310,118	$-	$-	$310,118
Warrant liability – Series m-1 Preferred Stock	$1,319,218	$-	$-	$1,319,218
Warrant liability – Series m-3 Preferred Stock	$5,990,355	$-	$-	$5,990,355
Warrant liability – Series S Preferred Stock	$8,720,495	$-	$-	$8,720,495

NOTE 3: Fair Value Measurement (Continued)

	Total	Level 1	Level 2	Level 3
December 31, 2020
Assets
Cash equivalents:
Money market funds	$4,422,664	$4,422,664	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$87,586	$-	$-	$87,586
Warrant liability – Series m-1 Preferred Stock	$315,159	$-	$-	$315,159
Warrant liability – Series m-3 Preferred Stock	$1,219,280	$-	$-	$1,219,280
Warrant liability – Series S Preferred Stock	$3,995,255	$-	$-	$3,995,255

During the six-month period ended June 30, 2021 and December 31, 2020, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the six-month period ended June 30, 2021, which were measured at fair value on a recurring basis:

Warrant Liability
Balance as of December 31, 2020	$5,617,280
Initial fair value of Series s Preferred Stock warrants	-
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	10,737,001
Expired warrants	(14,095)
Balance as of June 30, 2021	$16,340,186

NOTE 4:  Debt Obligations

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019 (the “Loan Agreement”). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019.

A warrant for 77,413 shares of Class B Common Stock was also issued to the lender in conjunction with the Loan Agreement and remains outstanding as of June 30, 2021.

Financing Arrangement

On February 28, 2019, the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under the Financing Arrangement, the Company collateralized fifty (50) ASRs and had an initial repayment period of two years for a monthly payment of $121,129 per month plus tax and an option to repurchase these ASRs for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company could elect to extend the repayment period for one additional year at a monthly payment of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The Financing Arrangement was subsequently amended to defer certain monthly payments due in 2020. The effective interest rate under the two and three-year repayment periods was 35% and 31%, respectively. The Company accounted for this Financing Arrangement with Farnam by accreting the financing amount using the effective interest rate and assuming the repurchase option that would take place in March 2021. Interest expense on the Farnam Financing Arrangement during the six months ended June 30, 2021 and 2020 was zero and $325,618, respectively. The Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

NOTE 4:  Debt Obligations (Continued)

Convertible Note Financing

On April 30, 2019, the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. These warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment of accrued interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of June 30, 2021, the Company had issued convertible notes in the aggregate principal amount of $5,128,570. Interest expense on the Convertible Note Financing during the six months ended June 30, 2021 was $305,185. As of June 30, 2021, total Convertible Notes receipts of $5,128,570 were offset by $3,087,856 of convertible note financing issuance costs related to Series S Preferred Stock warrants of which $1,990,696 has been amortized ($824,481 in the six months ended June 30, 2021), additionally offset by $97,362 of convertible note legal fees of which $9,111 ($8,251 in the six months ended June 30, 2021) has been amortized and accrued interest expense of $950,776. The convertible note automatically converts under various scenarios including a qualified financing or IPO. As of January 1, 2020, the convertible notes became convertible at the investors’ option at prices as follows: (i) on or before June 30, 2020, $4.50 per share; (ii) after June 30, 2020, but on or before December 31, 2020, $4.00 per share; (iii) after December 31, 2020, but on or before June 30, 2021, $3.50 per share; and (iv) after June 30, 2021, $2.50 per share.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of a $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, the Company entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, the Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period was 419%. The loan was paid off on August 7, 2020.

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope was being made through Fresno First Bank. The interest rate on the PPP Loan was 1.00% and the term was two years. In accordance with the updated SBA guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company was required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contained customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default could result in the repayment of the PPP Loan, collection of all other amounts that might be owing from Knightscope or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of, the loan granted under the PPP. Such forgiveness is be determined, subject to limitations, based primarily on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. No assurance was provided that the Company would obtain forgiveness of the PPP Loan in whole or in part.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The time period during which the Company could spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from 6 months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applied for forgiveness. The SBA would also cover interest on the forgiven portion of the loan during this period. There was no change to the maturity date of the PPP Loan, and the PPP Loan was required to be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. The PPP Loan of $822,851 and the accrued interest of $8,960 were forgiven by the SBA on May 20, 2021.

NOTE 4:  Debt Obligations (Continued)

The amortized carrying amount of our debt obligations consists of the following:

	June 30,	December 31,
	2021	2020
Convertible notes, net of fees and discount	$4,893,935	$3,756,018
PPP Loan	-	822,851
Total debt	4,893,935	4,578,869
Less: current portion of debt obligations	(4,893,935)	-
Non-current portion of debt obligations	$-	$4,578,869

NOTE 5: Stock-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. As of June 30, 2021, 1,623,814 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time-to-time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Stock option activity under all of the Company’s equity incentive plans for the six month period ended of June 30, 2021 is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Available and outstanding at December 31, 2020	1,963,814	7,056,000	$1.33	8.58	$7,115,875
Granted	(585,000)	585,000	2.34
Forfeited	235,000	(235,000)	2.31
Expired	10,000	(10,000)	0.91
Available and outstanding as of June 30, 2021	1,623,814	7,396,000	$1.38	8.19	$7,094,425

Vested and exercisable as of June 30, 2021		2,749,837	$0.95	7.00

NOTE 5: Stock-Based Compensation (Continued)

The weighted average grant date fair value of options granted during the six-month period ended June 30, 2021 was $1.15 per share. There were no option exercises during the six-month period ended June 30, 2021 and 10,000 options exercised during the six month period ended June 30, 2020. The fair value of the shares subject to stock options that were vested as of June 30, 2021 and 2020 was $990,896 and $546,458, respectively.

As of June 30, 2021, the Company had unamortized stock-based compensation expense of $2,855,904 that will be recognized over the average remaining vesting term of options of 2.85 years.

The assumptions utilized for option grants during the six months ended June 30, 2021 and 2020 are as follows:

	June 30,	June 30,
	2021	2020
Risk-free interest rate	0.98%	1.17%
Expected dividend yield	-%	-%
Expected volatility	52.12%	50.13%
Expected term (in years)	6.03	6.06

A summary of stock-based compensation expense recognized in the Company’s statements of operations is as follows:

	Six months ended June 30,
	2021	2020
Cost of services	$100,871	$29,872
Research and development	174,914	138,246
Sales and marketing	61,152	32,619
General and Administrative	121,551	(13,110)
Total	$458,488	$187,627

NOTE 6: Capital Stock and Warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock, Class B common stock and Preferred Stock totaling 187,405,324 authorized shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock, 4,707,501 shares of Series B Preferred Stock, 6,666,666 shares of Series m Preferred Stock, 333,334 shares of Series m-1 Preferred Stock, 1,660,756 shares of Series m-2 Preferred Stock, 3,490,658 shares of Series m-3 Preferred Stock, 13,108,333 shares of Series S Preferred Stock and 4,502,061 shares of Series m-4 Preferred Stock.

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million from the sale of its Series m Preferred Stock through the Regulation A offering as well as from private placement transactions through December 31, 2017. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and year ended 2018, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the year ended 2018, respectively.

NOTE 6: Capital Stock and Warrants (Continued)

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering was conducted with rolling closes, and such closes could continue for another 6 to 15 months. As of December 31, 2019, the Company raised approximately $3.8 million through the Regulation D Offering, of which $1.0 million was received during year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019. The Company did not raise additional funds under the Regulation D Offering in 2020 or during the six months ended June 30, 2021.

On May 21, 2019, the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the SEC on July 22, 2019, and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of June 30, 2021, the total amount raised pursuant to the 2019 Regulation A Offering was $23.5 million.

On June 15, 2020, the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the SEC on October 21, 2020, and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of June 30, 2021, the Company had raised approximately $20.9 million from the 2020 Regulation A Offering. The 2020 Regulation A Offering terminated on April 21, 2021. In aggregate, as of June 30, 2021, the Company has raised $44.6 million from this Regulation A offering, offset by $4.3 million issuance costs.

In June 2019, the Company issued to investors in the Convertible Note Financing, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend of 12%, in the form of Series m-4 Preferred Stock, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

All classes of preferred stock have a par value of $0.001 per share.

NOTE 6: Capital Stock and Warrants (Continued)

The following tables summarize convertible preferred stock authorized and issued and outstanding as of June 30, 2021:

		Shares	Proceeds Net	Aggregate
	Shares	Issued and	of Issuance	Liquidation
June 30, 2021	Authorized	Outstanding	Costs	Preference
Series A Preferred Stock	8,936,015	8,936,015	$3,865,155	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	13,865,715	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	4,982,268	4,982,268
Series m-3 Preferred Stock	3,490,658	16,757	45,945	58,650
Series m-4 Preferred Stock	4,502,061	1,432,786	4,828,488	10,029,502
Series S Preferred Stock	13,108,333	5,567,171	43,521,954	44,537,368
	43,405,324	27,606,283	$80,551,295	$93,100,857

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock at the then-applicable conversion rate. Each share of Series m, Series m-1, Series m-3, Series m-4 and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock at the then-applicable conversion rate. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding and voting as a single class on an as-converted basis other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders vote on an as converted to Class A Common Stock basis and Class A Common Stock are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the Preferred Stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes, except as otherwise expressly provided in our certificate of incorporation or as required by law.

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, the stock issued upon the conversion of warrants to purchase shares of the Company’s Series m-3 Preferred Stock, the stock issued upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issued upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing.

Dividends Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except for the PIK dividends described below, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

NOTE 6: Capital Stock and Warrants (Continued)

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively at an annual rate of $0.42 per share in the form of Series m-4 Preferred Stock (“PIK Dividends).

The Company has no obligation to pay any dividends other than the PIK Dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in its amended and restated certificate of incorporation. No distribution will be made with respect to the other series of Preferred Stock or Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stockholders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid  or set aside for payment to the Series B Preferred Stockholders, the Series m Preferred Stockholders, the Series m-1 Preferred Stockholders and the Series m-2 Preferred Stockholders, as applicable.

No distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the other series of Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, after distributions to Series m-4 Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) $8.00 per share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

NOTE 6: Capital Stock and Warrants (Continued)

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, after distributions to Series m-4 and Series S Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) $2.0401 per share of Series B Preferred Stock, $3.00 per share of Series m Preferred Stock, $3.00 per share of Series m-1 Preferred Stock or $3.00 per share of Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series A Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2 Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) $0.8932 per share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series m-3 Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2, and Series A Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the $3.50 per share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

NOTE 6: Capital Stock and Warrants (Continued)

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder as of June 30, 2021 is less than 1% of the fully-diluted capitalization of the Company.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share, except for certain permitted transfers to related persons.

Warrants

On April 30, 2019, the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2020, the Company had issued and accrued warrants to purchase up to 1,025,714 shares of Series S Preferred Stock. These warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a current liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

A summary of the Company’s outstanding warrants as of June 30, 2021 is as follows:

Number of warrants	Class of shares	Exercise price	Expiration date
44,500	Common B	$0.2500	April 10, 2025
77,413	Common B	$1.2600	May 23, 2028
53,918	Series B Preferred Stock	$2.0401	November 7, 2026
266,961	Series m-1Preferred Stock	$3.0000	December 23, 2021
1,432,786	Series m-3 Preferred Stock	$4.0000	December 31, 2021
1,025,714	Series S Preferred Stock	$4.5000	December 31, 2021
1,500,000	Series S Preferred Stock	$8.0000	July 31, 2024

NOTE 6: Capital Stock and Warrants (Continued)

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

June 30, 2021
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	16,757
Series m-4 Preferred Stock	1,432,786
Series S Preferred Stock	5,567,171
Stock options to purchase common stock	7,396,000
Warrants outstanding for future issuance of convertible preferred stock and common stock	4,401,292
Stock options available for future issuance	1,623,814
Total shares of common stock reserved	41,027,389

NOTE 7:  Income Taxes

The Company's semiannual provision for income taxes is based on an estimated annual income tax rate. The Company's semiannual provision for income taxes also includes the tax impact of certain unusual or infrequently occurring items, if any, including changes in judgment about valuation allowances and effect of changes in tax laws or rates, in the semiannual period in which they occur. In the six months ended June 30, 2021 and June 30, 2020, the Company recorded income tax expense of $0 and $800, respectively. The company has adopted ASU 2019-12 Income Taxes – Simplifying the Accounting for Income Taxes effective January 1, 2021. See Note 1 on ASU 2019-12.

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence, the Company does not believe it is more likely than not that the net deferred tax assets will be realizable. Accordingly, the Company has provided a full valuation allowance against net deferred tax assets as of June 30, 2021 and December 31, 2020. The Company intends to maintain the full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

NOTE 8: Related parties and related-party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ASRs. The Company paid Konica Minolta $139,627 and $69,188 in service fees for the six-month periods ended June 30, 2021 and 2020, respectively. The Company had payables of $36,763 and $20,498 owed to Konica Minolta as of June 30, 2021 and December 31, 2020, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating lease agreements. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

As of June 30, 2021, the components of leases and lease costs are as follows:

June 30, 2021
Operating leases
Operating lease right-of-use assets	$1,358,991

Operating lease liabilities, current portion	602,997
Operating lease liabilities, non-current portion	821,164
Total operating lease liabilities	$1,424,161

NOTE 9: Commitments and contingencies (Continued)

As of June 30, 2021, future minimum operating lease payments for each of the next five years and thereafter is as follows:

Years ending December 31,	Amount
2021 (remaining)	$369,460
2022	749,560
2023	506,800
Total future minimum lease payments	1,625,820
Less - Interest	(201,659)
Present value of lease liabilities	$1,424,161

Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of June 30, 2021 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with Clients which generally include certain provisions for indemnifying Clients against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at June 30, 2021 and December 31, 2020.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service (“MaaS”) product offering but has paid sales tax and use tax on all purchases of raw materials and in conjunction with the Financing Arrangement of the Company’s ASRs with Farnam. The Company’s MaaS product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with Clients that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $345,169 and $313,406 at June 30, 2021 and December 31, 2020, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent Events

Management has evaluated subsequent events through September 28, 2021, the date the financial statements were available to be issued.

On July 12, 2021, the Company entered into an engagement agreement with Digital Offering, LLC. The engagement agreement was subsequently superseded and replaced by a new engagement agreement executed on August 27, 2021 and subsequently amended on September 19, 2021, to act as the lead managing selling agent and book runner in connection with a qualified primary offering of Knightscope, Inc. common stock under Regulation A of the Securities Act of 1933, as amended, concurrent with a listing application submission to Nasdaq.

On August 20, 2021, the Company closed its final round and received a disbursement of funds from the Regulation A Offering that terminated on April 21, 2021. In connection with the Regulation A Posting Agreement with StartEngine on June 11, 2020, StartEngine has held back $81,097 as a deposit hold, which is expected to be received by the Company on or about October 21, 2021.

On September 22, 2021, the Company received $1.5 million in the form of a Convertible Note containing the same terms and conditions as previously issued Convertible Notes and Warrants.

Item 4. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Amended and Restated Certificate of Incorporation	1-A/A	2.1	July 18, 2019
2.2	Bylaws	1-A/A	2.2	December 7, 2016
3.1	Note and Warrant Purchase Agreement	1-A/A	3.1	July 18, 2019
3.2	Convertible Promissory Note	1-A/A	3.2	July 18, 2019
3.3	Warrant to Purchase Series S Preferred Stock	1-A/A	3.3	July 18, 2019
3.4	Form of Exchange Agreement for purchasers of Series m-4 Preferred Stock	1-A/A	3.6	July 18, 2019
3.5	Form of Voting Proxy	1-A/A	3.7	July 18, 2019
3.6	Distribution Assignment and Warrant Purchase Agreement with Proud Productions LLC, dated July 22, 2019	1-U	3.1	July 29, 2019
3.7	Warrant to Purchase Series S Preferred Stock with Proud Productions LLC, dated July 23, 2019	1-U	3.2	July 29, 2019
4.1	Form of Subscription Agreement for purchasers of Series S Preferred Stock under Regulation A	1-A	4.1	June 15, 2020
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	1-K	6.5	April 30, 2018
6.6	Referral Program Agreement dated April 20, 2021, the Company and Dimension Funding, LLC	Filed
8.1	Escrow Services Agreement among Prime Trust, LLC, the Company and StartEngine Primary LLC dated as of October 18, 2019	1-U	8.1	October 24, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on September 28, 2021.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li
By William Santana Li, as Chief Executive Officer and Sole Director

Date: September 28, 2021

/s/ Mallorie Burak
By Mallorie Burak, as Chief Financial Officer and Principal Accounting Officer
Date: September 28, 2021